SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 19)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 19 (this “Amendment No. 19”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as amended and restated and as subsequently and hereby amended, the “Statement”), hereby amends and supplements Item 4 of the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 and as amended as of May 13, 2010 and August 30, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 19, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 19.
     All capitalized terms used but not specifically defined in this Amendment No. 19 have the respective meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs immediately following the last paragraph of the subsection “—(i) Background of the Offer.”
     On December 7, 2010, the Company received a second letter from Sentinel expressing Sentinel’s interest in acquiring all of the outstanding common stock of the Company at a price of $13.00 per share (the “Second Sentinel Proposal”). The Second Sentinel Proposal was expressly non-binding.
     On December 10, 2010, the Company’s board of directors considered the Second Sentinel Proposal. After a thorough discussion of the matter, the board of directors determined that it was in the best interest of the Company and its shareholders not to consider initiating further discussions with Sentinel and to reaffirm its recommendation of Foster’s Offer. The minutes of the December 10, 2010 meeting of the board of directors reflect that the reasons for this determination were:
•	the Company has entered into an agreement for the divestiture of certain assets in connection with obtaining the DOJ clearance to close the Offer and the Merger;

•	the Company believes that there is a reasonable likelihood that the Offer will be closed within the next two weeks, and that the Merger could be closed by the end of December, whereas the Second Sentinel Proposal indicates (i) that Sentinel would intend to complete its initial due diligence in a period of 30 days, (ii) that after such period, Sentinel would seek to enter into a letter of intent, and (iii) that Sentinel would expect to complete its remaining due diligence, negotiate and prepare documentation, obtain committed financing and be in a position to sign a definitive merger agreement within an additional 45 days;
•	the Second Sentinel Proposal in no way obligates Sentinel to enter into a definitive agreement, and a letter of intent would not obligate Sentinel to enter into a binding definitive agreement;

•	the timeframe set forth in the Second Sentinel Proposal is significantly longer than the current expected timeframe of the consummation of the Offer and the Merger with Foster, and the Second Sentinel Proposal carries greater risk of delays and non-completion because of the lack of completed due diligence and the need to agree in principal to terms of a transaction, negotiate a new definitive agreement and obtain shareholder approval;

•	the Second Sentinel Proposal does not obligate Sentinel to execute a definitive agreement at any price, including the price set forth therein, which exposes the Company to pricing risk as well as risk of delay and non-completion;

•	the Company has incurred significant expense in connection with the Foster Offer, and would expect to incur significant additional expense in connection with negotiating the terms of and consummating a transaction pursuant to the Sentinel Proposal;

•	the Second Sentinel Proposal indicates that Sentinel factored the potential liability related to the Troy, New York properties into its valuation subject to completion of confirmatory due diligence, whereas Foster has completed its confirmatory due diligence related to the Troy, New York property prior to arriving at its valuation;

•	the Second Sentinel Proposal indicated that an unspecified portion of the financing for the purchase of the Company’s shares would consist of third-party debt, whereas Foster has sufficient cash on hand to consummate the Offer and the Merger;

•	although the Second Sentinel Proposal indicated that Sentinel has strong relationships with leading middle market lenders, the Second Sentinel Proposal indicated that committed financing would be available after the completion of due diligence and did not indicate that debt financing had been secured;

•	a transaction pursuant to the Second Sentinel Proposal would be contingent upon completion of due diligence review and financing, whereas the Foster offer is fully negotiated and agreed upon, subject only to customary closing conditions, and possibly approval of the Company’s shareholders;

•	if the Company engaged in further discussions with Sentinel, Foster could have grounds to allege that the Company had breached its obligations under the Merger Agreement;

•	as of the date of the Board’s consideration of the Second Sentinel Proposal, approximately 59% of the Company’s outstanding shares had been tendered to Foster pursuant to the Offer, with additional tenders expected subsequent to the execution of the agreement to divest certain assets;

•	termination of the Merger Agreement and the Offer could expose the Company to shareholder claims; and

•	the Company would be obligated, pursuant to the terms of the Merger Agreement, to pay a termination fee of $3,373,000.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: December 10, 2010